UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 5, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 27, 2017

1.                                     Date, Time and Place: Held on April 27, 2017, at 8:00AM, at the headquarters of Fibria Celulose S.A. (“Company”), located at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board), João Carvalho de Miranda (Vice President of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

4.                                     Presiding: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors. and Mr. Adjarbas Guerra Neto — Secretary.

5.                                     Agenda: In accordance with the article 17 of the Company’s Bylaws, deliberate about: (i) the application of the funds related to Losango Project deposited in an escrow account for a period of two years; (ii) the statement of the current non-statutory officers members; (iii) the update of the corporate risk grid of the Company; and (iv) the self-evaluation cycle of the Board of Directors for the years 2016 and 2017.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to:

6.1.                           Approve, by unanimous votes, without reservations and/or qualifications, the deposit of the funds related to Losango Project, in the approximate amount of R$ 151,998,924.53 (one hundred and fifty one million, nine hundred and ninety eight thousand, nine hundred and twenty four reais and fifty three cents) for a period of two (2) years, in an escrow account, as recommended by the Finance Committee.

6.2                              State the current names of non-statutory officer members:

Name	Position

Adjarbas Guerra Neto	Governance, Risk Management and Compliance non-statutory officer, occupying the position of Compliance Officer

Caio Eduardo Zanardo	Forestry Management non-statutory officer

Eduardo de Almeida Pinto Andretto	Non-statutory General Counsel

Fernando de Lellis Garcia Bertolucci	Technology and Innovation non-statutory officer

Júlio César Rodrigues da Cunha	Engineering and Projects non-statutory officer

Paulo Ricardo Pereira da Silveira	Industrial Operations and Engineering non-statutory officer

Vinícius Nonino	Strategy and business development non-statutory officer

6.2.1                     For clarification purposes, Messrs. Adjarbas Guerra Neto, Caio Eduardo Zanardo, Eduardo de Almeida Pinto Andretto, Fernando de Lellis Garcia Bertolucci, Júlio César Rodrigues da Cunha, Paulo Ricardo Pereira da Silveira e Vinícius Nonino shall not be considered officers of the Company under the terms of article 138 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), and they do not have representation powers of the Company, under the terms of article 144 of the Brazilian Corporations Law.

6.3                              Approve, by unanimous votes, without reservations and/or qualifications, the update of the Company corporate risk grid, according to the recommendation of the Statutory Audit Committee.

6.4                              Approve, by unanimous votes, without reservations and/or qualifications, the Action Plan related to the conclusion of the self-evaluation cycle of the Board of Directors for the years 2016 and 2017.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho

de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat, and, also, Adjarbas Guerra Neto — Secretary.

São Paulo, April 27, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Adjarbas Guerra Neto Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO